UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER CUSIP NUMBER
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
UTSTARCOM, INC. Full Name of Registrant
N/A Former Name if Applicable
1275 Harbor Bay Parkway Address of Principal Executive Office (Street and Number)
Alameda, CA 94502 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

        UTStarcom, Inc. (the "Company") has been unable to complete the preparation and review of its fiscal year 2007 consolidated financial statements and notes thereto included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 at this time. In addition, the Company has not yet finalized the evaluation of the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

        Accordingly, the Company is unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 by the February 29, 2008 prescribed deadline without unreasonable effort or expense. The Company is committed to completing the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as quickly as possible and plans to file it within the fifteen calendar day period following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Francis P. Barton (Name)	510 (Area Code)	864-8800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEE ATTACHED.

UTSTARCOM, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2008	By	/s/ Francis P. Barton

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

RESPONSE TO PART IV

        UTStarcom's results of operations to be reflected in the 2007 consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "2007 Form 10-K") are expected to be consistent with the Company's unaudited financial information publicly announced on February 28, 2008. The Company's net sales for the year ended December 31, 2007 were $2.5 billion compared with $2.5 billion for the year ended December 31, 2006. The Company's gross margins for the year ended December 31, 2007 were 13.0% compared with 15.7% for the year ended December 31, 2006. The Company's net loss for the year ended December 31, 2007 was $(195.6) million, or a loss of $(1.62) per share, compared with $(117.3) million or a net loss of $(0.97) per share for the year ended December 31, 2006.

        The Company will disclose in its 2007 Form 10-K that it continues to experience net operating losses which, combined with the continued use of cash in its operations and the repayment of the convertible notes, raise substantial doubt as to the Company's ability to continue as a going concern. As result, the Company expects that its independent registered public accounting firm will include an explanatory paragraph in its audit report to be included in the Company's 2007 Form 10-K that indicates there is substantial doubt about the Company's ability to continue as a going concern. Management believes that it has developed a liquidity plan that, if executed successfully, will provide sufficient liquidity to finance the Company's anticipated working capital and capital expenditure requirements for the next 12 months. Management's liquidity plans include divesting the Company's noncore assets or operations and obtaining funding from outside sources. However, there is no assurance that such transactions could be consummated on acceptable terms or at all.

        The Company is also currently finalizing its evaluation of the effectiveness of its internal control over financial reporting to be described in Item 9A of the 2007 Form 10-K. While the Company's assessment of its internal control over financial reporting has not yet been completed, the Company has identified as of the date of this filing certain material weaknesses (defined as a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected) which existed as of December 31, 2007 related to (i) the Company's compliance with policies and procedures designed to ensure compliance with laws and regulations; (ii) the Company's process of recording the cost of sales when revenue was recognized as well as recording the reserves for losses on customer contracts and the associated cost of sale; and (iii) the Company's ability to ensure the complete, accurate and timely preparation and review of its consolidated financial statements. The Company intends to disclose a more detailed description of any identified material weaknesses, including its remediation efforts with respect thereto, in its 2007 Form 10-K.

        Because of the material weaknesses described above, management expects to conclude that the Company did not maintain effective internal control over financial reporting as of December 31, 2007. The Company also expects that its independent registered public accounting firm will issue an adverse opinion with respect to the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, which opinion is expected to be included in the 2007 Form 10-K.

Forward-Looking Statements

        Information in this Form 12b-25 regarding the status and determinations resulting from the Company's review and assessment of its internal control over financial reporting; management's determination of the existence of material weaknesses and its expectation that its independent registered accounting firm will issue an adverse opinion with respect thereto; management's present expectations concerning the timing of filing the 2007 Form 10-K with the SEC; and other expectations and beliefs, are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this Form 12b-25 are based upon information available to the Company as of the date of this Form 12b-25, which may change, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include the risks detailed from time to time in the Company's SEC reports and filings, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.